SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K | | Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For Period Ended: __5/29/99_________

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:_________________________
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Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Full Name of Registrant

Evans, Inc.

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

36 S. State Street



City, State and Zip Code

Chicago, IL  60603

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   (a) The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |_|   (b) The  subject  annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  |_|   (c) The accountant's  statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The financial statements of Evans, Inc. (the "Registrant") will not be completed by July 13, 1999, the last day for filing of its annual Form 10Q for the quarter ended May 29, 1999.

The registrant is continuing its negotiations with its lenders for modifications to certain terms of its loan agreements. These modifications will have a material effect on the Registrant's financial statement disclosures for the quarter ended May 29, 1999.

Due to the time required to produce financial data and other needed information, the Registrant was unable to complete the formal loan modifications before the due date of the 10Q.

PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification
Deanna Harnett            312               855-2167
(Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

| | Yes  |X| No

The Company's 10K report for the year ended February 27, 1999 has not been filed with the SEC.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes  |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the first quarter of fiscal year 1999 the Company experienced a net loss of $1,370,000, while for fiscal 2000, the Company expects to incur a net loss in excess of $3 million. The increase in the loss for fiscal 2000 as compared to fiscal 1999 is due principally to a charge for the disposal of three Chicago owned stores that was announced on June 2, 1999, of approximately $1.1 million. In addition, total revenues for the first quarter declined from $17.2 million for approximately $15.6 million. Gross margins were comparable to prior year margins.

On June 2, 1999, the Company announced the decision to consolidate its fur and apparel store network through the closing of three of its nine Chicago area stores. Two of the stores will be closed on July 31, 1999 while the third will remain open until August 31, 1999.

On June 28, 1999, the Company announced that it intends to seek a buyer for its six Chicago stores which offer both fur and women's apparel.

The Company continues its discussions with its lender to modify the financial covenants contained in its loan/credit agreement. There can be no assurances that such a modification will be obtained.

If a modification is not obtained, the Company will need to obtain additional funding. The Company has begun seeking additional sources of funding for the Company. There can be no assurances that such funding will be obtained.


================================================================================
Evans, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date _____________________________________
By_____________________________________________________


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------ ATTENTION ---------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
                                GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.